CANADIAN NATURAL RESOURCES LIMITED
COMPLETES THE ACQUISITION OF CHEVRON'S ALBERTA ASSETS AND
ANNOUNCES TIMING OF 2025 BUDGET RELEASE
CALGARY, ALBERTA – DECEMBER 6, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces it has completed the acquisition of Chevron Canada Limited's ("Chevron") Alberta assets, which include a 20% interest in the Athabasca Oil Sands Project (“AOSP”) and a 70% operated interest in light crude oil and liquids rich Duvernay assets. Canadian Natural now owns 90% of AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader and the Quest Carbon Capture and Storage facility. The acquisition also includes various working interests in a number of other non-producing oil sands leases.
The Company targets 2025 production from these acquired assets to be approximately 122,500 BOE/d(1), consisting of 62,500 bbl/d of long life no decline Synthetic Crude Oil (”SCO”) at AOSP and approximately 60,000 BOE/d from the Duvernay, comprised of 179 MMcf/d of natural gas and 30,000 bbl/d of liquids. Both acquisitions provide Canadian Natural with immediate free cash flow generation and further opportunities to drive long-term shareholder value.
Canadian Natural welcomes the Chevron employees that will be joining as part of the acquisitions to its Field and Calgary head office teams.
With the closing of these acquisitions, the Company is now finalizing its 2025 Budget. Canadian Natural will release its 2025 Budget details and host a conference call at 7:00am MST on January 9th, 2025. Further details of the conference call will be provided on our website.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

(1)     All Production and Reserves are presented on a “before royalties” basis and reflect Canadian Natural estimates.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com